EXHIBIT V

to Form 18-K

of European Investment Bank

as of December 31, 2003

DISCLOSURE OF CERTAIN DECISIONS BY THE EIB BOARD OF GOVERNORS AND MATTERS UNDER CONSIDERATION BY THE MEMBERS OF THE EUROPEAN UNION

A. On May 1, 2004, the Czech Republic, Estonia, Cyprus, Latvia, Lithuania, Hungary, Malta, Poland, Slovenia and Slovakia became member states of the European Union.

On accession the statute of EIB was amended with respect to capital and governance in accordance with Protocol No. 1 to the Accession Treaty.

B. The Board of Governors of EIB has decided, in its annual meeting held on June 2, 2004, to appropriate the balance of the profit and loss account for the year ended December 31, 2003, which after the release of EUR 55,000,000 from the fund for general banking risks amounted to EUR 1,423,504,110, as follows: an amount of EUR 998,845,716 to the Reserve Fund, which would thus reach 10% of subscribed capital, being EUR 16.4 billion, and an amount of EUR 424,658,394 to the Additional Reserves. It was also decided to transfer an amount of EUR 113,702,592, resulting from a value adjustment on venture capital operations, from the funds allocated to venture capital operations to the Additional Reserves. Following this transfer, the funds allocated to venture capital operations amounted to EUR 1,755,066,872 and the Additional Reserves to EUR 538,360,986.